Cogo Posts Record Annual Revenue for 2012

•	2012 unaudited revenue of $785.0 million grew 39.0% versus 2011; Fourth quarter 2012 revenue grew 17.3% to $198.8 million year-over-year

SHENZHEN, China, April 30, 2013—Cogo Group, Inc. (“Cogo”, or the “Company”) (NASDAQ: COGO), a leading gateway for global semiconductor companies to access the industrial and technology markets in China, today reported record revenues in both the fourth quarter of 2012 and the full year 2012. Fourth quarter revenue was $198.8 million, up 17.3% year-over-year from $169.5 million reported a year earlier. Full year revenue in 2012 was $785.0 million, a 39.0% increase from $564.7 million in 2011.

Net income attributable to Cogo Group, Inc. for the fourth quarter of 2012 was $0.2 million, up from net loss of $35.8 million reported in the same period last year, while Non-GAAP net income attributable to Cogo Group, Inc. was $3.9 million, down 17.0% from the same period in 2011. Diluted earnings per share (“EPS”) attributable to Cogo Group, Inc. on a U.S. GAAP basis was $0.01. Diluted EPS attributable to Cogo Group, Inc. on a Non-GAAP basis was $0.11, down 15.4% from the fourth quarter of 2011.

Net income attributable to Cogo Group, Inc. for 2012 was $3.9 million, compared to $24.9 million of net loss attributable to Cogo Group, Inc. in 2011. Diluted EPS attributable to Cogo Group, Inc. on a U.S. GAAP basis was $0.11 for the year, up from $(0.67) in 2011.

Jeffrey Kang, CEO and Chairman of Cogo, remarked, “Cogo generated record revenue in both the fourth quarter of 2012 and the full year 2012, and we remained profitable in these uncertain economic times. Management believes that the stock is currently trading far below the Company’s net asset value. We will continue to seek ways to improve and maximize shareholder value.”

Key Financial Indicators

(all numbers in US dollar thousands, except share data)

	Q4 2012 (1) (unaudited)		Q4 2011(1) (unaudited)	Percentage Change
Net Revenue	$198,818		$169,505	17.3%
Cost of Sales	$186,111		$154,162	20.7%
Gross Profit	$12,707		$15,343	(17.2%)
Operating Expenses	$10,829		$50,422	(78.5%)
Net Income (Loss) attributable to Cogo Group, Inc.	$245	(2)	$(35,789)	100.7%
Diluted EPS attributable to Cogo Group, Inc.	$0.01		$(0.99)	101.0%
Diluted Non-GAAP EPS attributable to Cogo Group, Inc.	$0.11	(2)	$0.13	(15.4%)

(1)	The US dollar (“USD”) amounts are calculated based on the conversion rate of $1 to Chinese Yuan (“RMB”) 6.2301 as of December 31, 2012 and $1 to Chinese Yuan (“RMB”) 6.2939 as of December 31, 2011.
(2)	Included in the Q4 2012 net income attributable to Cogo Group, Inc. was an amount of $2.8 million of share-based compensation expenses recognized in accordance with Accounting Standards Codification (“ASC”) 718, Compensation-Stock Compensation, and $0.8 million of amortization of intangible assets and related deferred taxation. Q4 2012 Non-GAAP net income attributable to Cogo Group, Inc. was $3.9 million. Included in the Q4 2011 net loss attributable to Cogo Group, Inc. was an amount of $1.7 million of share-based compensation expenses recognized in accordance with ASC 718, $0.9 million of amortization of intangible assets and related deferred taxation, $0.2 million of redomestication costs, and $37.6 million of impairment loss of goodwill. Q4 2011 Non-GAAP net income attributable to Cogo Group, Inc. was $4.7 million.

Financial Results

Revenue for the fourth quarter was $198.8 million, an increase of 17.3% from $169.5 million reported for the same period in 2011. The revenue breakdown includes: $75.3 million, or 37.9 % of total sales, for digital media, representing a 24.5% increase year-over-year; $86.7 million, or 43.6% of total sales, for telecommunications equipment, representing a 15.6% increase year-over-year; $36.8 million, or 18.5% of total sales, for industrial business, representing an 8.2% increase year-over-year. The Company did not report any service revenue for the quarter. Management believes the industrial business end-market is among the fastest growing markets in China, and the Company is currently targeting opportunities in the electrical grid, smart meter, automotive, railway, clean technology and medical sectors.

Cost of sales, which includes the aggregate purchase of components from suppliers and the direct cost of services, was $186.1 million compared to $154.2 million in the fourth quarter of 2011, representing a year-over-year increase of 20.7%. Gross profit for the fourth quarter was $12.7 million, down 17.2% compared to $15.3 million during the fourth quarter of last year. Gross margin for the fourth quarter was 6.4% compared to 9.1% reported for the fourth quarter of 2011.

Operating expenses, including selling, general and administrative, and research and development (R&D) expenses, totaled $10.8 million, down 78.5%, compared to $50.4 million reported for the fourth quarter of last year.

Net income attributable to Cogo Group, Inc. for the fourth quarter of 2012 was $0.2 million or diluted EPS attributable to Cogo Group, Inc. of $0.01 on a U.S. GAAP basis, compared to net loss attributable to Cogo Group, Inc. of $35.8 million, or Diluted EPS attributable to Cogo Group, Inc. of $(0.99), in the fourth quarter of 2011. Non-GAAP net income attributable to Cogo Group, Inc. was $3.9 million, or $0.11 Non-GAAP diluted EPS attributable to Cogo Group, Inc. for the fourth quarter of 2012. The weighted average number of shares used in the calculation of diluted EPS was 36.8 million compared to 36.0 million in the fourth quarter of 2011.

For the full year 2012, the Company reported revenue of $785.0 million, up 39.0% from the year ended 2011. Cost of sales was $733.0 million, an increase of 46.1% from the $501.6 million reported last year. Gross profit was $52.0 million, a decrease of 17.6%, from $63.1 million in 2011. Gross margin was 6.6% of sales, compared to 11.2% last year.

Operating expenses, including selling, general and administrative expenses, research and development expenses as well as provision for doubtful accounts, and impairment loss of goodwill and intangible assets totaled $41.3 million, as compared to $84.2 million in 2011. Income from operations was $10.7 million, as compared to loss from operations of $21.0 million reported in the prior year.

Income attributable to noncontrolling interest was $3.9 million during the year, compared to $1.2 million for 2011. Net income attributable to Cogo Group, Inc. for 2012 was $3.9 million or $0.11 per fully diluted share, compared to net loss attributable to Cogo Group, Inc. of $24.9 million or $(0.67) per fully diluted share for the same period last year.

Balance Sheet

The Company continues to be in a strong financial position with a current ratio of 2.9 to 1 and a cash position of $52.1 million. The Company had operating cash outflow of $38.7 million in the year ended December 31, 2012.

Inventories increased from $52.0 million on December 31, 2011 to $82.9 million as of December 31, 2012 as the Company continued to target new revenue growth opportunities. Inventory turnover days were 41 days in the fourth quarter of 2012 compared to 27 days in the prior quarter. Accounts receivable decreased from $149.6 million on December 31, 2011 to $113.2 million as of December 31, 2012 as a result of faster settlement from customers, while Days Sales Outstanding decreased from 61 days in the third quarter to 52 days in the fourth quarter of 2102. Accounts payable decreased from $19.3 million as of December 31, 2011 to $16.5 million as of December 31, 2012 and Days Payable Outstanding increased slightly from 7 days in the prior quarter to 8 days in the current quarter sequentially. Cogo’s cash conversion cycle increased from 81 days in the third quarter of 2011 to 85 days in the fourth quarter of 2012.

Total cash, including pledged bank deposits, decreased to $141.5 million reported at the end of the fourth quarter of 2012 from $159.5 million as of December 31, 2011. Bank borrowings decreased from $135.7 million as of December 31, 2011 to $98.6 million as of December 31, 2012.

Cogo Group, Inc. equity was $255.3 million as of December 31, 2012, an increase of 5.7% from $241.5 million as of December 31, 2011. During the trading days of January 1 2013 to April 26, 2013, the Company repurchased approximately 1.5 million shares of its common stock at an average price of $2.02 and a total cost of approximately $3.0 million pursuant to a stock repurchase plan. We repurchased approximately 5.1 million shares since September 24, 2012 under the current repurchase plan, and there are approximately 4.9 million shares left of the 10 million shares authorized for the plan. Cogo continues to view share buybacks as a strategic use of cash.

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About Cogo Group, Inc.:

Cogo Group, Inc. (Nasdaq: COGO) is one of the leading gateways for global semiconductor companies to access the rapidly growing Industrial and Technology sectors in China. Through its unique business-to-business services platform, Cogo designs customized embedded solutions using technology from suppliers including Broadcom, Xilinx, Atmel and others for a customer base of over 2,100 Chinese OEMs/ODMs. Cogo’s customer list includes approximately 100 blue-chip companies, including ZTE, BYD and NARI, as well as over 2,000 Small and Medium Enterprises (SMEs). The Company serves a broad list of rapidly growing end-markets in China, including 3G Smart phones, Tablets, Automotives, High-Speed Railway, Smart Meter/Smart Grid, Healthcare and High Definition Television (“HDTV”).

For further information:
Investor Relations

www.cogo.com.cn/investorinfo.html
communications@cogo.com.cn
H.K.: +852 2730 1518
U.S.: +1 (646) 291 8998
Fax: +86 755 2674 3522

Safe Harbor Statement:

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our proposed discussions related to our businesses such as businesses with Broadcom, Atmel and Freescale or growth strategy such as growth in digital media, telecommunications and industrial applications businesses, as well as our potential acquisitions which are subject to change. Such information is based upon expectations of our management that were reasonable when made, but may prove to be incorrect. All such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions, which are subject to change. For further descriptions of other risks and uncertainties, see our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 10-K, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov.

About Non-GAAP Financial Measures:

To supplement Cogo's consolidated financial results presented in accordance with GAAP, Cogo uses the following measures defined as Non-GAAP financial measures by the SEC: 1) Non-GAAP net income attributable to Cogo Group, Inc. which is net income attributable to Cogo Group, Inc. excluding share-based compensation expenses and amortization of intangible assets and related deferred taxation; and 2) Non-GAAP diluted earnings per share attributable to Cogo Group, Inc., which is diluted earnings per share excluding share-based compensation expenses and amortization of intangible assets and related deferred taxation. The presentation of these Non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these Non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of Non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

Cogo believes that these Non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses, amortization of intangible assets and related deferred taxation that may not be indicative of its operating performance from a cash perspective. Cogo believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These Non-GAAP financial measures also facilitate management's internal comparisons to Cogo's historical performance and liquidity. Cogo computes its Non-GAAP financial measures using the same consistent method from quarter to quarter.

Cogo believes these Non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using Non-GAAP net income attributable to Cogo Group, Inc., Non-GAAP diluted earnings per share attributable to Cogo Group, Inc., Non-GAAP income from operation and Non-GAAP operating margin is that these Non-GAAP measures exclude share-based compensation expenses and amortization of intangible assets and related deferred taxation that have been and will continue to be for the foreseeable future a recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each Non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.

Tables Attached

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COGO GROUP, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,
	2012	2012	2011
	USD	RMB	RMB
ASSETS
Current assets:
Cash	52,140	324,839	572,364
Pledged bank deposits	89,395	556,941	431,695
Accounts receivable, net	113,155	704,968	941,798
Bills receivable	4,486	27,945	39,889
Amount due from related party	5,737	35,743	—
Inventories	82,883	516,372	327,482
Income taxes receivable	337	2,098	1,932
Prepaid expenses and other receivables	9,032	56,266	51,507

Total current assets	357,165	2,225,172	2,366,667

Property and equipment, net	2,811	17,515	17,891
Intangible assets, net	20,675	128,810	154,105
Other assets	42	261	21,325

TOTAL ASSETS	380,693	2,371,758	2,559,988

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	16,513	102,878	121,538
Bank borrowings	98,561	614,045	854,234
Income taxes payable	1,148	7,155	16,046
Accrued expenses and other liabilities	5,735	35,734	22,593

Total current liabilities	121,957	759,812	1,014,411
Deferred tax liabilities	3,412	21,254	25,427

Total liabilities	125,369	781,066	1,039,838
Equity:
Common stock
Par value: USD0.01
Authorized: 200,000,000 shares
Issued: 43,423,556 shares in 2012 and 42,309,285 shares in 2011
Outstanding: 31,110,922 shares in 2012 and 33,560,467 shares in 2011	547	3,409	3,340
Additional paid in capital	232,484	1,448,396	1,382,521
Retained earnings	93,797	584,364	560,234
Accumulated other comprehensive loss	(19,665)	(122,513)	(128,254)
	307,163	1,913,656	1,817,841
Less cost of common stock in treasury, 12,312,634 shares in 2012 and 8,748,818 shares in 2011	(59,263)	(369,217)	(320,025)

Total Cogo Group, Inc. equity	247,900	1,544,439	1,497,816
Noncontrolling interests	7,424	46,253	22,334

Total equity	255,324	1,590,692	1,520,150

TOTAL LIABILITIES AND EQUITY	380,693	2,371,758	2,559,988

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COGO GROUP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)
(in thousands, except share data)

	Year ended December 31,
	2012	2012	2011	2010
	USD	RMB	RMB	RMB
Net revenue
Product sales	785,003	4,890,649	3,554,401	2,554,991
Service revenue	—	—	—	34,527

	785,003	4,890,649	3,554,401	2,589,518
Cost of sales
Cost of goods sold	(733,036)	(4,566,886)	(3,157,009)	(2,194,901)
Cost of services	—	—	—	(27,971)
	(733,036)	(4,566,886)	(3,157,009)	(2,222,872)
Gross profit	51,967	323,763	397,392	366,646
Selling, general and administrative expenses	(25,421)	(158,377)	(188,083)	(191,855)
Research and development expenses	(16,457)	(102,531)	(101,639)	(77,888)
Provision for doubtful accounts	—	—	(2,325)	(2)
Net gain on settlement relating to the acquisition of Long Rise before goodwill impairment	—	—	—	43,676
Impairment loss of goodwill	—	—	(236,945)	(21,422)
Other operating income / (loss), net	569	3,546	(842)	463
Income / (loss) from operations	10,658	66,401	(132,442)	119,618
Gain on disposal of subsidiaries	90	558	—	—
Interest expense	(4,186)	(26,081)	(20,152)	(9,407)
Interest income	2,194	13,668	14,928	14,693
Earnings / (loss) before income taxes	8,756	54,546	(137,666)	124,904
Income tax expense	(937)	(5,839)	(11,553)	(11,849)
Net income / (loss)	7,819	48,707	(149,219)	113,055
Less net income attributable to noncontrolling interests	(3,945)	(24,577)	(7,386)	(680)
Net income / (loss) attributable to Cogo Group, Inc.	3,874	24,130	(156,605)	112,375

Basic:	0.11	0.66	(4.22)	3.01
Diluted:	0.11	0.66	(4.22)	2.94

Weighted average number of common shares outstanding
- Basic		36,355,124	37,094,995	37,275,427
- Diluted		36,488,041	37,094,995	38,188,814
Comprehensive income / (loss):
Net income / (loss)	7,819	48,707	(149,219)	113,055
Other comprehensive income / (loss), net of nil tax
Foreign currency translation adjustments	(128)	(798)	(11,159)	(10,486)
Less reclassification adjustment upon disposal of subsidiaries	905	5,638	—	—
Other comprehensive income / (loss)	777	4,840	(11,159)	(10,486)
Comprehensive income / (loss)	8,596	53,547	(160,378)	102,569
Less comprehensive income, net of nil tax, attributable to noncontrolling interests	(3,800)	(23,676)	(7,002)	(289)
Comprehensive income / (loss) attributable to Cogo Group, Inc.	4,796	29,871	(167,380)	102,280

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COGO GROUP, INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

FOR THE QUARTERS ENDED DECEMBER 31, 2012 AND 2011

(in millions, except share data)

	For the quarter ended Dec 31, 2012	For the quarter ended Dec 31, 2011
Net income/(loss)	USD	USD
GAAP net income/(loss) attributable to Cogo Group, Inc.	0.2	(35.8)
Share-based compensation expense	2.8	1.7
Amortization of intangible assets and related deferred taxation	0.9	0.9
Redomestication costs	—	0.2
Impairment loss of goodwill	—	37.7
Non-GAAP net income attributable to Cogo Group, Inc.	3.9	4.7

Earnings/(loss) per share	USD	USD
GAAP net income/(loss) attributable to Cogo Group, Inc. per common share-Diluted	0.01	(0.99)
Share-based compensation expense per common share – Diluted	0.08	0.05
Amortization of intangible assets and related deferred taxation per common share – Diluted	0.02	0.02
Redomestication costs per common share – Diluted	—	0.01
Impairment loss of goodwill per common share – Diluted	—	1.04

Non-GAAP net income attributable to Cogo Group, Inc. per common share-Diluted	0.11	0.13

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COGO GROUP, INC.

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

FOR THE QUARTERS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, 2012

(in thousands, except share data)

	Q1	Q2	Q3	Q4	Total
	$'000	$'000	$'000	$'000	$'000

Net income
GAAP net income attributable to Cogo Group, Inc.	1,260	1,796	519	245	3,820
Share-based compensation expenses	2,451	2,569	2,682	2,782	10,484
Amortization of intangible assets and related deferred taxation	838	831	840	848	3,357

Non-GAAP net income attributable to Cogo Group, Inc.	4,549	5,196	4,041	3,875	17,661

Income from operation
GAAP income from operations	2,285	3,834	2,628	1,878	10,625
Share-based compensation expenses	2,451	2,569	2,682	2,782	10,484
Amortization of intangible assets	1,004	995	1,006	1,015	4,020

Non-GAAP income from operation	5,740	7,398	6,316	5,675	25,129

Operating Margin
GAAP operating margin	1.3%	2.0%	1.2%	0.9%
Non-GAAP operating margin	3.4%	3.8%	2.9%	2.9%

Earnings per share	$	$	$	$
GAAP net income per common share – Diluted	0.03	0.05	0.01	0.01
Share-based compensation expenses per common share - Diluted	0.08	0.07	0.08	0.08
Amortization of intangible assets and related deferred taxation per common share - Diluted	0.02	0.02	0.02	0.02

Non-GAAP net income attributable to Cogo Group, Inc. per common share - Diluted	0.13	0.14	0.11	0.11

Weighted average number of common shares outstanding
Basic	36,023,931	36,379,789	36,731,113	36,273,747
Diluted	36,023,931	36,379,789	36,768,927	36,753,936

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